File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:          .]

Announcement for 2006 Capital Reduction Operation Plan	1
Signatures	2

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688          Fax: +886 3 563 2888
http://www.macronix.com
Macronix Announced 2006 Capital Reduction Operation Plan
Hsin-chu, Taiwan, R.O.C.– Macronix International Co., Ltd.(NASDAQ: MXICY, TSEC: 2337) (the “Company”) announced a operations plan for replacement of common share for the capital reduction (the “Operation Plan”) on March 30 ,2006.
At the extraordinary general meeting of shareholders held on November 16, 2005 , The Company had resolved to carry out a capital reduction plan to improve our financial structure. And the plan had been approved by the Financial Supervisory Commission (the ”FSC”) and Science Park Administration (the “SPA”) , respectively , on February 3,2006.and March 10 ,2006.
After the approval from the FSC and the SPA, the Company submitted the Operation Plan with the Taiwan Securities Exchange Corporation (the ”TSE”) and got approval on March 21, 2006 .
The outlines for the Operation Plan is as below :
•	Number of replacement of issued common shares : 4,995,296,328 shares

•	Number of cancellation of issued common shares : 2,079,474,542 shares

•	Number of issued common shares after the cancellation : 2,915,821,786 shares

•	Replacement Ratio : 58.37% (with 1,000 old common shares replaced for 583.7135 new shares )
The rights and obligations of new common shares shall be the same with the old common shares.
The relevant date for the Operation Plan determined by the board of director of The Company is as below :
•	The record date of the Capital Reduction Plan : February 16,2006

•	The final trading day of MXIC old common shares : April 26,2006

•	The suspended trading period of old common shares : April 27,2006 ~ May,16,2006

•	The entitlement date (the listing day of new shares) : May 17,2006

•	The payable date (the day of payment of new shares ) : May 17,2006
     .Pursuant to Article 279 of ROC Company Law , the Company shall serve a notice to all shareholders and require them to replace their old shares for the new ones within a period of not less than six (6) months (From May 17 ,2006 through November 17 ,2006) .Any shareholders who fail to make the replacement within the time limit shall forfeit all the rights and privileges he shall enjoy as a shareholder , and the Company may dispose of his shares by auction and pay the proceeds to such shareholder.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: March 30, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center